UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ___________)


                               Spark Networks plc
                               ------------------
                                (Name of Issuer)

                 Ordinary Shares, par value 0.01 pound per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    G8305M109
                                    ---------
                                 (CUSIP Number)


                                 Joe Y. Shapira
                       8383 Wilshire Boulevard, Suite 800
                             Beverly Hills, CA 90211
                                 (323) 836-3000
                   ------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 1, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. G8305M109

1        Names of Reporting Persons.                      Joe Y. Shapira
         I.R.S. Identification Nos. of above persons (entities only)

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2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) | |
         (b) |X|
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3        SEC Use Only

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4        Source of Funds (See Instructions)
         n/a

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5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    | |

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6        Citizenship or Place of Organization                U.S. and Israel

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                           7      Sole Voting Power                2,294,389
                                  ----------------------------------------------

                           8      Shared Voting Power              0
                                  ----------------------------------------------

                           9      Sole Dispositive Power           2,294,389
                                  ----------------------------------------------

                           10     Shared Dispositive Power         0
                                  ----------------------------------------------

11       Aggregate Amount Beneficially Owned by Each
         Reporting Person                                          2,294,389

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12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

         |X|

         The aggregate amount excludes (i) 550,000 shares held by the Shapira Children's Trust of which a third party is trustee and (ii) 12,000 shares held by a third-party custodian for Mr. Shapira's children. In addition, as described in Items 4 and 5 below, the Mr. Shapira may be deemed to be part of a group with: (i) Great Hill Affiliates (as defined below); (ii) Carmel (as defined below); (iii) the Tiger Global Entities (as defined below); (iv) the Criterion Entities (as defined below); and/or (v) the other Group Members (as defined below), in each case, pursuant to the terms of respective Share Purchase Agreements (as defined below). Mr. Shapira does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 6,000,000 Ordinary Shares, in the aggregate, beneficially owned by the Great Hill Affiliates; (ii) the 3,499,648 Ordinary Shares, in the aggregate, beneficially owned by Carmel (as defined below); (iii) the 4,631,085 Ordinary Shares (including global depositary shares representing Ordinary Shares), in the aggregate, beneficially owned by the Tiger Global Entities (as defined below); (iv) the 1,844,337 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the Criterion Entities; and/or
         (v) the 15,975,070 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the other Group Members (as defined below). Accordingly, such Ordinary Shares are not included in the amounts specified by the Mr. Shapira above.
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13       Percent of Class Represented by Amount in Row (11)          7.6%(1)
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                                       2
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14       Type of Reporting Person (See Instructions)                 IN
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(1) Based on 30,209,496 ordinary shares outstanding, which is the number of shares outstanding as of October 19, 2005, plus 4,000,000 shares issued upon the exercise of options on December 1, 2005 by Joe Shapira and Alon Carmel, and consists of (i) 1,138,224 shares held directly by Mr. Shapira, (ii) 1,062,415 shares held by the Shapira Family Trust of which Mr. Shapira is trustee, and
(iii) options held by Mr. Shapira to purchase 93,750 ordinary shares exercisable within 60 days of the date of this Statement on Schedule 13D.











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

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares, par value 0.01 pound per share (the "Ordinary Shares"), of Spark Networks plc (the "Issuer"), whose principal executive offices are located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Joe Y. Shapira. Mr. Shapira is currently the Executive Chairman of the Board of Directors of the Issuer, the business address of which is 8383 Wilshire Boulevard, Suite 800, Beverly Hills, CA 90211. Mr. Shapira has announced his resignation from his executive operating role with the Issuer effective December 31, 2005, after which date Mr. Shapira will continue to be a director and serve as Chairman of the Issuer's Board of Directors.

         Mr. Shapira has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Mr. Shapira has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Shapira has citizenship in the U.S. and Israel.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Although Joe Y. Shapira ("Shapira" or "Mr. Shapira") did not pay any consideration to acquire Ordinary Shares (other than the exercise of his option as described below), on December 1, 2005, Mr. Shapira and Great Hill Investors, LLC, a Massachusetts limited liability company; Great Hill Equity Partners II Limited Partnership, a Delaware limited partnership; and Great Hill Affiliate Partners II, L.P., a Delaware limited partnership (collectively, the "Funds") entered into a share purchase agreement (the "Shapira Share Purchase Agreement") pursuant to which Mr. Shapira sold an aggregate of 1,250,000 shares to the Funds. Pursuant to the Shapira Share Purchase Agreement, Mr. Shapira and the Funds agreed to certain voting arrangements, as more fully described in Item 4 hereof, pursuant to which Mr. Shapira agreed to, among other things, vote his securities to elect a director of the Issuer as selected by the Funds and to cooperate with the Funds in voting to remove or replace such director or to fill a vacancy caused by the resignation of such director. In addition, the Funds entered into the Share Purchase Agreements (as defined below) with Carmel, the Tiger Global Entities and the Criterion Entities (each as defined below) pursuant to which the Funds acquired an aggregate of 4,750,000 Ordinary Shares (including global depositary shares representing Ordinary Shares). Affiliates of the Funds include (i) Great Hill Partners GP II, LLC, a Massachusetts limited liability company; (ii) Stephen F. Gormley; (iii) Christopher S. Gaffney; and John G. Hayes (together with the Funds, the "Great Hill Affiliates").

         By virtue of the Share Purchase Agreements (as defined below), it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes Mr. Shapira and the Great Hill Affiliates or includes Mr. Shapira and each or all of the other Group Members (as defined below). While Mr. Shapira does not concede that any such "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Mr. Shapira expressly disclaims beneficial ownership of Ordinary Shares beneficially owned by the Great Hill Affiliates and the other Group Members and does not affirm that any such "group" exists.

         A copy of the Shapira Share Purchase Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. A copy of the Carmel Share Purchase Agreement (as defined below) is filed as Exhibit 2 hereto and is incorporated herein by reference. A copy of the Tiger Share Purchase Agreement (as defined below) is filed as Exhibit 3 hereto and is incorporated herein by reference. A copy of the Criterion Share Purchase Agreement (as defined below) is filed as Exhibit 4 hereto and is incorporated herein by reference. The descriptions herein of the Share Purchase Agreements are qualified in their entirety by reference to such agreements.


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

ITEM 4.  PURPOSE OF TRANSACTION

         On December 1, 2005, Joe Y. Shapira and the Funds entered into a share purchase agreement (the "Shapira Share Purchase Agreement"), pursuant to which the Funds acquired from Shapira (the "Shapira Purchase") an aggregate of 1,250,000 Ordinary Shares for a purchase price of $4.60 per share, or $5,750,000 in the aggregate. In connection with the Shapira Share Purchase Agreement, Shapira exercised an option to purchase 2,000,000 Ordinary Shares (the "Shapira Option") immediately prior to the Shapira Purchase.

         In addition, on December 1, 2005, the Funds and Alon Carmel ("Carmel") entered into a share purchase agreement (the "Carmel Share Purchase Agreement"), pursuant to which the Funds acquired from Carmel (the "Carmel Purchase") an aggregate of 1,250,000 Ordinary Shares for a purchase price of $4.60 per share, or $5,750,000 in the aggregate. In connection with the Carmel Share Purchase Agreement, Carmel exercised an option to purchase 2,000,000 Ordinary Shares (the "Carmel Option") immediately prior to the Carmel Purchase. On December 1, 2005, the Funds, Tiger Global II, L.P. ("TGII"), Tiger Global, L.P. ("TGLP") and Tiger Global, Ltd. ("TGLTD," and together with TGII and TGLP, the "Tiger Global Entities") entered into a share purchase agreement (the "Tiger Share Purchase Agreement"), pursuant to which the Funds acquired from the Tiger Global Entities an aggregate of 2,000,000 Ordinary Shares for a purchase price of $5.35 per share, or $10,700,000 in the aggregate. On December 1, 2005, the Funds, Criterion Capital Partners, L.P. ("CCP"), Criterion Institutional Partners, L.P. ("CIP") and Criterion Capital Partners Ltd. ("CCPL" and together with CCP and CIP, the "Criterion Entities") entered into a share purchase agreement (the "Criterion Share Purchase Agreement"), pursuant to which the Funds acquired from the Criterion Entities an aggregate of 1,500,000 Ordinary Shares for a purchase price of $5.35 per share, or $8,025,000 in the aggregate. The Shapira Share Purchase Agreement, the Carmel Share Purchase Agreement, the Tiger Share Purchase Agreement and the Criterion Share Purchase Agreements are collectively referred to as the "Share Purchase Agreements." Mr. Shapira was not a party to the Share Purchase Agreements other than the Shapira Share Purchase Agreement. Shapira, Carmel, the Tiger Global Entities and the Criterion Entities are collectively referred to as the "Selling Shareholders."

VOTING ARRANGEMENTS

         Pursuant to the terms of the respective Share Purchase Agreements, for so long as the Funds and their respective affiliates collectively own: (i) in the case of the Shapira Share Purchase Agreement and the Carmel Share Purchase Agreement, at least 10% of the outstanding Ordinary Shares (and/or other depositary shares representing such Ordinary Shares); and (ii) in the case of the Tiger Share Purchase Agreement and the Criterion Share Purchase Agreement, at least 5% of the outstanding Ordinary Shares (including Ordinary Shares that are represented by global depositary shares and any other depositary shares) and any other shares in the capital of the Issuer entitled to vote on the election of directors) ("Voting Shares"), each Selling Shareholder, including Mr. Shapira, agreed that: (x) if at any time any Fund notifies a Selling Shareholder of its desire and intention to designate a single director on behalf of all of the Funds (the "Great Hill Director") in advance of any meeting of the Issuer's shareholders called to vote upon for the election of directors, and at all adjournments thereof and in all other circumstances upon which a vote, consent or other approval (including by written consent) is sought with respect to the election of directors or that is necessary to elect directors of the Issuer, such Selling Shareholder agreed to consent, vote (or cause to be voted) all of its any Voting Shares (as defined below) that are owned or held of record by such Selling Shareholder, or as to which such Selling Shareholder has voting power or in respect of which such Selling Shareholder can direct, restrict or control any such voting power (the "Remaining Shares") held at the time such consent is sought or meeting is held to elect such Great Hill Director; and (y) if at any time any Fund notifies a Selling Shareholder of its desire and intention to remove or replace a Great Hill Director or to fill a vacancy caused by the resignation of a Great Hill Director, such Selling Shareholder agreed to cooperate in causing the requested removal and/or replacement by voting in the appropriate manner. Each Selling Shareholder irrevocably granted, and appointed Michael A. Kumin, and any other person who shall hereafter be designated by the Funds, as such Selling Shareholder's proxy and attorney (with full power of substitution), to vote all of such Selling Shareholder's shares held at the time such consent is sought or meeting is held in any circumstances where a vote, consent or other approval is sought to elect a Great Hill Director.

         In addition, each Selling Shareholder, including Mr. Shapira, agreed not to enter into or exercise its rights under any voting arrangements with respect to any Remaining Shares or take any other action, that would in any way restrict, limit or interfere with the performance of its obligations to vote its Remaining Shares in accordance with the terms of the applicable Share Purchase

Agreement. Pursuant to the terms of the Share Purchase Agreements, no Selling Shareholder is restricted from selling or otherwise transferring any Remaining Shares or any interest therein to a third party that is not an affiliate of such Selling Stockholder or the Issuer or to any affiliate that agrees in writing to be bound by the terms of the applicable Share Purchase Agreement. The foregoing covenants and obligations of each Selling Shareholder terminate after a Great Hill Director (together with any replacements therefore) has served a single, full term of office of three years, in accordance with the Issuer's articles and memorandum of association, as in effect on December 1, 2005.

         In addition, each Selling Shareholder, including Mr. Shapira, agreed that, in order to secure the interest of the Funds in the Ordinary Shares purchase under each applicable Share Purchase Agreement, with effect from December 1, 2005, each Selling Shareholder irrevocably appointed Great Hill Partners, LLC to be its attorney in its name and on its behalf to exercise all or any of the voting and other rights, powers and privileges attached to the Ordinary Shares (or global depositary shares representing Ordinary Shares) registered in its name. Each Selling Shareholder agreed, following December 1, 2005, not to exercise all or any of the voting and other rights, powers and privileges attached to the Ordinary Shares purchase pursuant to the applicable Share Purchase Agreement that are registered in its name.

         Other than the exercise of the Shapira Option, Mr. Shapira did not acquire any Ordinary Shares in connection with the Shapira Share Purchase Agreement or Shapira Purchase. Mr. Shapira may acquire or dispose of Ordinary Shares (including global depositary shares or other depositary shares, in each case, representing Ordinary Shares) in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Shapira beneficially owns an aggregate of 2,294,389 Ordinary Shares (including depositary shares representing shares and shares underlying options exercisable within 60 days of the date hereof), representing 7.6% of the outstanding Ordinary Shares, based on 30,209,496 Ordinary Shares outstanding, which is the number of shares outstanding as of October 19, 2005 plus 4,000,000 shares issued upon the exercise of options on December 1, 2005 by Mr. Shapira and Alon Carmel.

         In addition, by virtue of the Shapira Share Purchase Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder, has been formed that includes Mr. Shapira and the Great Hill Affiliates (the "Great Hill Group"). In addition, by virtue of the Shapira Share Purchase Agreement, the Carmel Share Purchase Agreement, the Tiger Share Purchase Agreement and/or the Criterion Share Purchase Agreement, it could be alleged that a "group" has been formed that includes Mr. Shapira, the Great Hill Affiliates, Carmel, the Tiger Global Entities and/or the Criterion Entities (Shapira, Carmel, the Great Hill Affiliates, the Tiger Global Entities and the Criterion Entities are herein referred to as the "Group Members"). While Shapira does not concede that any such "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. Based upon the number of Ordinary Shares outstanding as of October 19, 2005 and after giving effect to the exercise of the Carmel Option and Shapira Option: (i) the Great Hill Group would be deemed to beneficially own, in the aggregate, 8,294,389 Ordinary Shares (including shares underlying options exercisable within 60 days of the date hereof), representing approximately 27.4% of the Ordinary Shares and (ii) a group including all Group Members would be deemed to beneficially own, in the aggregate, 18,269,459 Ordinary Shares (including shares underlying options exercisable within 60 days of the date hereof and global depositary shares representing Ordinary Shares), representing approximately 60.3% of the Ordinary Shares. Mr. Shapira does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 6,000,000 Ordinary Shares, in the aggregate, beneficially owned by the Great Hill Affiliates; (ii) the 3,499,648 Ordinary Shares, in the aggregate, beneficially owned by Carmel; (iii) the 4,631,085 Ordinary Shares (including global depositary shares representing Ordinary Shares), in the aggregate, beneficially owned by the Tiger Global Entities; (iv) the 1,844,337 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the Criterion Entities; and/or (v) the 15,975,070 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the other Group Members.

(b) Mr. Shapira has the power to vote, direct the vote, dispose and direct the disposition of 2,294,389 Ordinary Shares (including depositary shares representing shares and shares underlying options exercisable within 60 days of the date hereof). In addition, pursuant to, and to the extent set forth in, the Carmel Share Purchase Agreement, the Tiger Share Purchase Agreement and the

Criterion Share Purchase Agreement, it could be alleged that the Great Hill Affiliates share voting and dispositive power with respect to the Ordinary Shares beneficially owned by Carmel, the Tiger Global Entities and the Criterion Entities, respectively. To the knowledge of the Mr. Shapira and based on documents publicly filed by the Group Members, the name, address and principal occupation/business of each Group Member is as set forth on Exhibit 5 hereto and is incorporated herein by reference. To the knowledge of the Mr. Shapira and based on documents publicly filed by the Group Members, during the last five years, no Group Member has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

 (c) Except for the information incorporated by reference herein or in Items 3, 4 and 6, Mr. Shapira has not, and to the knowledge of Mr. Shapira, Great Hill has not, effected any transaction relating to the Ordinary Shares during the past 60 days except for (i) sales of 237,500 ordinary shares and 12,500 ordinary shares by Mr. Shapira to two individuals, respectively, on December 1, 2005 at $4.40 per share in two private transactions; (ii) the sale of 150,000 ordinary shares by Carmel to an individual on December 1, 2005 at $4.00 per share in a private transaction; and (iii) the sale of 80,700 ordinary shares in the form of Global Depositary Shares by Carmel on November 14, 2005 at $6.07 per share in a public trade on the Frankfurt Stock Exchange.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to the description of the Share Purchase Agreements contained in Item 4, which is incorporated by reference herein.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and Joe Y. Shapira.

Exhibit 2 Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and Alon Carmel.

Exhibit 3 Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and the Tiger Global Entities.

Exhibit 4 Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and the Criterion Entities.

Exhibit 5  Name, address and principal occupation of certain Group Members.



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                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Date: December 12, 2005
                                        JOE Y. SHAPIRA

                                        By:  /s/ JOE Y. SHAPIRA
                                             -----------------------------
                                                 JOE Y. SHAPIRA






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


                                  EXHIBIT INDEX



Exhibit 1 Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and Joe Y. Shapira.

Exhibit 2 Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and Alon Carmel.

Exhibit 3 Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and the Tiger Global Entities.

Exhibit 4 Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and the Criterion Entities.

Exhibit 5    Name, address and principal occupation of the Group Members.




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